LIBERTY INTERNATIONAL

Fax

03 DEC 22 7:21

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

SUPPL

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	John Armstrong	**Date:**	22 December 2003
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Unde [redacted] Act of 1934 File No. 82-34722		

03045347

Please find attached an announcement that was made on the London Stock Exchange today. I would be grateful if you could acknowledge receipt of this announcement and transmittal letter.

Yours faithfully

John Armstrong
Assistant Company Secretary

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

dlw 1/5

LIBERTY

INTERNATIONAL

VIA FAX

December 22, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: 'Purchase of Own Securities'

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact John Armstrong at +44 (0) 20 7887 7064.

Yours faithfully,

John Armstrong
Assistant Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

Purchase of own securities

On 19 December 2003, Liberty International PLC purchased in the market for cancellation £1,350,000 in principal amount of the 6.25% Subordinated Convertible Bonds due 2006 ("the Bonds") currently in issue. Including this purchase, a total of £4,349,000 in principal amount of the Bonds have been purchased for cancellation since the previous disclosure, made in accordance with the requirements of the Listing Rules, on 5 December 2003.

£25,753,228 in principal amount of the Bonds remain outstanding.

John Armstrong
Assistant Company Secretary
Liberty International PLC

22 December 2003